SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

January 7, 2020

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications Company Ltd. ("the Company")-Immediate Report regarding the Issuance Results in accordance with a Shelf Offering Memorandum

January 7, 2020

To Tel-Aviv Stock Exchange Ltd. (via the Magna)	To Israel Securities Authority (via the Magna)

Dear Sir/Madam,

Re: Partner Communications Company Ltd. ("the Company")-Immediate Report regarding the Issuance Results in accordance with a Shelf Offering Memorandum

The Company hereby give notice of the offering results in accordance with a shelf offering Memorandum of the Company, dated January 6, 2020 (reference no.: 2020-02-001882) (the "Offering Memorandum") that was filed pursuant to the Company’s shelf prospectus of June 13, 2018:

a.
In accordance with the Offering Memorandum, the Company offered the public up to 21,950,000 shares of the Company of NIS 0.01 each (the "Shares of the Company"), that were offered in 219,500 units (the "Units"), that each include 100 shares of the Company, by way of a uniform offering, as stated in the Israel Securities Regulations (Mode of Offering of Securities to the Public), 5767 – 2007.

The Units were offered by way of a tender for the price per Unit, at a  price  that shall not be less than a total of NIS 1,500 per Unit.

b.	The Company was given early commitments by classified investors to purchase Units at quantities and prices as set forth in the Offering Memorandum.

c.	The issuance of the Units was not secured by an underwriting commitment.

d.	Below are the results of the tender for the Units, which took place on January 6, 2020 with respect to the Shelf Memorandum (the "Tender")

1.
As part of the Tender, a total of 55 orders were received to purchase 183,929 Units, all from classified investors that were received in accordance with early commitments of classified investors, as detailed in section 4 to the Offering Memorandum.

2.	The price per Unit that was determined in the tender is NIS 1,500 (the "Determined Price per Unit").

3.	The allocation of the Units was done in accordance with section 2.10 to the Offering Memorandum, as follows:

a.
52 orders from classified investors to purchase 178,091 Units with a price higher than the Determined Price per Unit were fully accepted. All of the orders to purchase the Units in this section (a), were accepted in accordance with early commitments of classified investors as detailed in section 4 of the Offering Memorandum.

b.
3 orders from classified investors to purchase 5,838 Units with the Determined Price per Unit were fully accepted. All of the orders to purchase the Units in this section (b), were accepted in accordance with early commitments of classified investors as detailed in section 4 of the Offering Report.

4.
In accordance with section 1.2 of the Offering Report, the Company announces that according to the Tender results, the orders that were actually received as detailed in section (d) above are for 183,929 Units and therefore there is no Excess Quantity (as defined in the Offering Memorandum). Therefore, the allocation to the investors (whose orders were accepted as detailed above) will be 100% of the volume of their order in the Tender.

5.	Based on the results of the Tender, the Company shall in total allocate 183,929 Units, which shall include a total of NIS 18,392,900 par value of the Company shares.

6.	The total gross consideration that the Company will receive for the shares that will be allocated in accordance with the Offering Memorandum is approximately NIS 276 million.

7.
In addition to the allocation of shares to the public in accordance with the Offering Memorandum, the Company will allocate 937,283 shares of the Company to Poalim I.B.I.- Underwriting and Issuing Ltd. by way of a private placement (the "Private Placement"). For details regarding the Private Placement and the terms thereof, please see section 5 of the Offering Memorandum.

The total gross consideration that the Company will receive from the shares that will be allocated in accordance with the Private Placement is approximately NIS 10.3 million.

8.	The Company's issued and outstanding share capital following the allocation of shares to the public and the private placement will be 183,493,756 shares, excluding dormant shares[1][2].

The Company expresses its gratitude to the public for its participation in the offering under the Offering Memorandum.

Sincerely Yours, Partner Communications Company Ltd.

1 The Company has 7,028,254 dormant shares as of January 6, 2020.
2 It should be clarified that regarding section 13.6 of the Offering Memorandum, the name of one of the Company's underwiters is Barak Capital Underwriting Ltd. and not Barak Underwriting as (as it was detailed in the Offering Report).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Chief Financial Officer

Dated: January 7, 2020